Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS Global Big Pharma ETNs (DRGS)



RBS Global Big Pharma Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of The Royal Bank of Scotland plc (RBS plc), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc (RBS Group). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

The return on this RBS ETN is based on the performance of the NYSE Arca Equal Weighted Pharmaceutical Total Return Index℠ (Bloomberg symbol: "DGETR <INDEX>") (the "Index").

The Index

Index Components: The Index comprises stocks and depository receipts of some of the largest companies involved in various phases of development, production and marketing of pharmaceuticals.

Equally Weighted: The Index is calculated using an equal-dollar weighting methodology so that each of the component securities in the Index is represented in approximately equal-dollar amounts. The Index component weights are set to equal dollar amounts at each rebalancing. During the quarter, each component's weight changes independently based on the price movements of each respective component stock. In addition, the Index is a total return index, which means that the level of the Index takes into account the cashdividends, if any, paid on the Index components.

Quarterly Rebalancing: The Index portfolio is rebalanced every quarter after the close of trading on the third Friday of March, June, September and December.

Index Components[2] – as of 9/30/2011

	COMPANY	WEIGHT (%)	TICKER	EXCHANGE
1.	Bristrol-Myers Squibb Company	6.58	BMY	NYSE
2.	Merck & Co., Inc	6.40	MRK	NYSE
3.	GlaxoSmithKline plc[1]	6.37	GSK	NYSE
4.	Novartis AG[1]	6.37	NVS	NYSE
5.	Allergan, Inc.	6.35	AGN	NYSE
6.	Shire plc	6.32	SHPGY	NASDAQ
7.	AstraZeneca PLC[1]	6.31	AZN	NYSE
8.	Johnson & Johnson	6.30	JNJ	NYSE
9.	Novo Nordisk A/S[1]	6.28	NVO	NYSE
10.	Abbott Laboratories	6.27	ABT	NYSE
11.	Eli Lilly and Company	6.25	LLY	NYSE
12.	Sanofi-Aventis[1]	6.25	SNY	NYSE
13.	Pfizer Inc	6.22	PFE	NYSE
14.	Teva Pharmaceutical Industries Limited[1]	6.16	TEVA	NASDAQ
15.	Forest Laboratories, Inc	5.93	FRX	NYSE
16.	Valeant Pharmaceutical International[1]	5.65	VRX	NYSE

(1) Components are represented in the Index by their depositary receipts traded on U.S. exchanges.
(2) **Source: Bloomberg.** The Index Components and Index Summary present actual historical information on the NYSE Arca Equal Weighted Pharmaceutical Index℠ (the Price Return Index). The only difference between the Index and the Price Return Index is that the level of the Index incorporates the cash dividends paid on the Index components. See also "**Certain Key Terms**" on the following page.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	DRGS
Intraday Indicative Value Ticker	DRGS.IV
Inception Date	10/21/2011
CUSIP	78009P135
ISIN	US78009P1350
Primary Exchange	NYSE Arca
Maturity	10/25/2041
Index	NYSE Equal Weighted Pharmaceutical Total Return Index℠ (Bloomberg symbol: "DGETR <INDEX>")
Annual Investor Fee (accrued on a daily basis)	0.60% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 10/17/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 10/23/2041.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/DRGS*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

Index Summary[2] – as of 9/30/11

Number of Components	16
Average Market Cap	$71.2 Billion
P/E Ratio	12.36
P/B Ratio	2.45
Dividend Yield	3.3%

To find out more
Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

Not FDIC Insured. May Lose Value.

Historical Performance (%) – as of 9/30/2011

	YTD (%)	1-YEAR (%)	ANNUALIZED 3-YEAR (%)	ANNUALIZED 5-YEAR (%)	ANNUALIZED 10-YEAR (%)
NYSE Arca Equal Weighted Pharmaceutical Index℠ (Price Return)	-1.55	0.62	4.91	-0.67	-0.03
S&P 500® Index (Price Return)	-10.05	-0.86	-1.01	-3.27	0.84

Source: Bloomberg. The table above presents the actual historical performance of the NYSE Arca Equal Weighted Pharmaceutical Index℠ (the Price Return Index) and the S&P 500® Index over the specified periods. It does not reflect the performance of the Index, which was only created on October 13, 2011. The only difference between the Index and the Price Return Index is that the level of the Index incorporates the cash dividends paid on the Index components, while the Price Return Index does not. **For information regarding the performance of the Index, see pages PS-[11] to PS-14 of the pricing supplement of the RBS ETNs filed with the U.S. Securites and Exchange Commission (SEC).** Past performance does not guarantee future results

Country Breakdown – as of 9/30/2011



6.25%
6.25%
6.25%
6.25%
6.25%
50%
18.75%

COUNTRY	COMPANIES
United States	8
United Kingdom	3
Switzerland	1
Denmark	1
France	1
Israel	1
Canada	1

Source: Bloomberg. The chart and table above present the country of incorporation of the companies which equity securities comprise the NYSE Arca Equal Weighted Pharmaceutical Index℠ (the Price Return Index). The Index and the Price Return Index have identical components.

Historical Dividend Yield – as of 9/30/2011

YEAR	DIVIDEND YIELD NYSE PHARMA INDEX (%)	DIVIDEND YIELD S&P 500 INDEX (%)
2002	1.86	1.81
2003	1.71	1.56
2004	1.83	1.92
2005	2.05	1.80
2006	2.08	1.77
2007	2.31	2.01
2008	3.37	3.16
2009	2.87	2.11
2010	3.25	1.87
2011 (YTD)	3.13	1.70

Source: Bloomberg. The table above presents the actual historical Dividend Yield calculated based on the cash dividends paid on the component securities of the NYSE Arca Equal Weighted Pharmaceutical Index℠ (Price Return) and the S&P 500® Index (Price Return) over the specified periods. Unlike total return indices, the levels of price return indices do not incorporate any cash dividends paid on their index components. See "**Certain Key Terms**" below for the calculation of the Dividend Yield.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption.

The Index comprises securities of a limited number of companies concentrated in the pharmaceuticals industry, and may not be representative of an investment that provides exposure to the pharmaceutical industry as a whole. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

CERTAIN KEY TERMS: The P/E Ratio, P/B Ratio and Dividend Yield information are sourced from Bloomberg. *P/E Ratio* is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the trailing 12-month earnings per share of the securities comprising the Price Return Index. *P/B Ratio* is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the book value per share of the securities comprising the Price Return Index as of that date. *Dividend Yield* means the sum of the gross dividends paid on the securities comprising the Price Return Index over the prior 12 months divided by the closing level of the Price Return Index as of the specified date; however, unlike the Index (which is a total return Index), the level of the Price Return Index does not incorporate cash dividends paid on its components.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

The NYSE Arca Equal Weighted Pharmaceutical Index℠ and the NYSE Arca Equal Weighted Pharmaceutical Total Return Index℠ are service marks of NYSE Euronext or its affiliates (NYSE Euronext) and have been licensed for use by The Royal Bank of Scotland plc and RBS Securities, Inc. (Licensees) in connection with the RBS ETNS. Neither the Licensees nor the RBS ETNs is sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the RBS ETNs or the ability of the NYSE Arca Equal Weighted Pharmaceutical Index℠ or the NYSE Arca Equal Weighted Pharmaceutical Total Return Index℠ to track general stock market performance. NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL INDEXSM OR THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL TOTAL RETURN INDEXSM OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Copyright(c) 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

DRGS LISTED NYSE ARCA

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated October 20, 2011